UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Extreme Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

30226D106
(CUSIP Number)

JEFFREY C. SMITH
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7955

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,486,888
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,486,888
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,486,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS OPTIMUM INVESTMENTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,695
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 117,695
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 414,819
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 414,819
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 414,819
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 414,819
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 532,514
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 532,514
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,486,888
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,486,888
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,486,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,019,402
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,019,402
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,019,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,019,402
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,019,402
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,019,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,019,402
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,019,402
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,019,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,019,402
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,019,402
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,019,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,019,402
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,019,402
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,019,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,019,402
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,019,402
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,019,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,019,402
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,019,402
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,019,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,019,402
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,019,402
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,019,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Extreme Networks, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 3585 Monroe Street, Santa Clara, California 95051.
.
Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Navigation Master Fund Ltd, a Cayman Islands exempted company (“Navigation Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ramius Optimum Investments LLC, a Delaware limited liability company (“ROIL”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), who serves as the sole shareholder of Navigation Master Fund;

(v)
Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of each of Enterprise Master Fund and Navigation Master Fund and the managing member of ROIL;

(vi)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(vii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors;

(viii)	Cowen Group, Inc., a Delaware corporation (“Cowen”), who serves as the sole member of Ramius;

(ix)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), who is a significant shareholder of Cowen;

(x)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of RCG Holdings;

(xi)	Peter A. Cohen, who serves as one of the managing members of C4S;

(xii)	Morgan B. Stark, who serves as one of the managing members of C4S;

CUSIP NO. 30226D106

(xiii)	Thomas W. Strauss, who serves as one of the managing members of C4S; and

(xiv)	Jeffrey M. Solomon, who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of ROIL, Ramius Advisors, RCG Starboard Advisors, Ramius, Cowen, RCG Holdings, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund and Navigation Master Fund is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of Navigation Master Fund and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.  The officers and directors of Cowen and their principal occupations and business addresses are set forth on Schedule E and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund,  Navigation Master Fund and ROIL is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Navigation Master Fund and ROIL has been formed for the purpose of making equity and debt investments.  Enterprise Master Fund is the sole shareholder of Navigation Master Fund.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of each of Navigation Master Fund and Enterprise Master Fund and as the managing member of ROIL.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is a significant shareholder of Cowen.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D or Schedule E, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D or Schedule E, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 30226D106

(f)           Messrs. Cohen, Stark, Strauss and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund and ROIL were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 5,019,402 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund and ROIL is approximately $13,395,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation or the annual election of directors) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 89,997,231 Shares outstanding, as of April 25, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 30, 2010.

A.	Value and Opportunity Master Fund

(a)	As of close of the close of business on June 22, 2010, Value and Opportunity Master Fund beneficially owned 4,486,888 Shares.

Percentage: Approximately 5.0%.

CUSIP NO. 30226D106

(b)	1. Sole power to vote or direct vote: 4,486,888
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,486,888
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Navigation Master Fund

(a)	As of the close of business on June 22, 2010, Navigation Master Fund beneficially owned 414,819 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 414,819
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 414,819
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Navigation Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	ROIL

(a)	As of the close of business on June 22, 2010, ROIL beneficially owned 117,695 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 117,695
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 117,695
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by ROIL during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 414,819 Shares owned by Navigation Master Fund.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 414,819
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 414,819
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 30226D106

(c)
The transactions in the Shares by Enterprise Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.  The transactions in the Shares on behalf of Navigation Master Fund during the past 60 days are set forth on Schedule A and are incorporated herein by reference.

E.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of Navigation Master Fund and the managing member of ROIL, may be deemed the beneficial owner of the (i) 414,819 Shares owned by Navigation Master Fund and (ii) 117,695 Shares owned by ROIL.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 532,514
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 532,514
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Enterprise Master Fund, Navigation Master Fund and ROIL during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund may be deemed the beneficial owner of the 4,486,888 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 5.0%.

(b)	1. Sole power to vote or direct vote: 4,486,888
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,486,888
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

G.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 4,486,888 Shares owned by Value and Opportunity Master Fund, (ii) 414,819 Shares owned by Navigation Master Fund and (iii) 117,695 Shares owned by ROIL.

Percentage: Approximately 5.6%.

(b)	1. Sole power to vote or direct vote: 5,019,402
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,019,402
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 30226D106

(c)
Ramius has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and ROIL are set forth on Schedule A and incorporated herein by reference.

H.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 4,486,888 Shares owned by Value and Opportunity Master Fund, (ii) 414,819 Shares owned by Navigation Master Fund and (iii) 117,695 Shares owned by ROIL.

Percentage: Approximately 5.6%.

(b)	1. Sole power to vote or direct vote: 5,019,402
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,019,402
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and ROIL are set forth on Schedule A and incorporated herein by reference.

I.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 4,486,888 Shares owned by Value and Opportunity Master Fund, (ii) 414,819 Shares owned by Navigation Master Fund and (iii) 117,695 Shares owned by ROIL.

Percentage: Approximately 5.6%.

(b)	1. Sole power to vote or direct vote: 5,019,402
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,019,402
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and ROIL are set forth on Schedule A and incorporated herein by reference.

J.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 4,486,888 Shares owned by Value and Opportunity Master Fund, (ii) 414,819 Shares owned by Navigation Master Fund and (iii) 117,695 Shares owned by ROIL.

Percentage: Approximately 5.6%.

CUSIP NO. 30226D106

(b)	1. Sole power to vote or direct vote: 5,019,402
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,019,402
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and ROIL are set forth on Schedule A and incorporated herein by reference.

K.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 4,486,888 Shares owned by Value and Opportunity Master Fund, (ii) 414,819 Shares owned by Navigation Master Fund and (iii) 117,695 Shares owned by ROIL.

Percentage: Approximately 5.6%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,019,402
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,019,402

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and ROIL are set forth on Schedule A and incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 23, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated June 23, 2010.

99.2	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated April 26, 2010.

CUSIP NO. 30226D106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  RCG Starboard Advisors, LLC,
its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RCG STARBOARD ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS OPTIMUM INVESTMENTS LLC
By:  Ramius Advisors, LLC,
its managing member
RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: Cowen Group, Inc., its sole member COWEN GROUP, INC. RCG HOLDINGS LLC By: C4S & Co., L.L.C., its managing member C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 30226D106

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

(38,166)	3.5646	04/22/2010
(45,775)	3.5714	04/22/2010
(13,107)	3.5962	04/23/2010
(57,215)	3.5888	04/23/2010
(17,723)	3.5572	04/26/2010
(98,702)	3.5314	04/26/2010
(26,670)	3.7051	04/27/2010
(19,208)	3.5905	04/28/2010
(28,494)	3.5700	04/28/2010
(12,205)	3.5971	04/29/2010
(62,387)	3.4899	05/03/2010
(28,494)	3.4464	05/04/2010
(7,750)	3.4771	05/05/2010
(23,589)	3.1792	05/06/2010
(29,918)	3.3057	05/06/2010
180	3.0000	05/06/2010
100,000	2.9000	05/07/2010
(60,469)	2.9865	05/07/2010
100,000	2.9300	05/07/2010
50,000	3.0200	05/13/2010
50,000	2.9000	05/14/2010
25,000	2.9200	05/14/2010
100,000	2.8000	05/19/2010
45,000	2.8500	05/19/2010
17,221	2.8808	05/19/2010
28,597	2.8732	05/19/2010
45,000	2.7800	05/20/2010
45,000	2.7828	05/20/2010
3,780	2.8099	05/20/2010
62,003	2.8116	05/20/2010
19,350	2.7900	05/21/2010
15,116	2.7883	05/21/2010
48,599	2.7911	05/21/2010
90	2.7500	05/24/2010
76,711	2.8469	05/24/2010
45,000	2.7400	05/25/2010
22,500	2.7580	05/25/2010
135,726	2.7637	05/25/2010
22,500	2.8312	05/26/2010
22,500	2.7839	05/26/2010

CUSIP NO. 30226D106

22,500	2.8561	05/26/2010
45,000	2.9029	05/27/2010
36,946	2.8703	05/28/2010
22,500	2.7500	06/01/2010
75,554	2.8188	06/01/2010
18,000	2.8000	06/02/2010
22,500	2.8438	06/02/2010
22,500	2.8594	06/03/2010
1,416	2.7500	06/04/2010
79,133	2.7881	06/04/2010
19,487	2.7533	06/07/2010
87,704	2.7718	06/07/2010
2,340	2.5873	06/08/2010
145,358	2.6527	06/08/2010
11,160	2.5899	06/09/2010
92,340	2.6220	06/09/2010
10,919	2.5862	06/10/2010
79,343	2.6022	06/10/2010
51,300	2.6031	06/10/2010
90,000	2.6187	06/11/2010
90,000	2.7825	06/15/2010
35,227	2.7933	06/16/2010
54,773	2.7879	06/16/2010
19,800	2.8935	06/17/2010
115,200	2.8812	06/17/2010
18,450	3.0145	06/18/2010
71,550	3.0669	06/18/2010
22,500	2.9474	06/21/2010
48,962	2.9293	06/22/2010

RAMIUS NAVIGATION MASTER FUND LTD

(11,870)	3.5646	04/22/2010
(14,236)	3.5714	04/22/2010
(4,076)	3.5962	04/23/2010
(17,794)	3.5888	04/23/2010
(5,512)	3.5572	04/26/2010
(30,696)	3.5314	04/26/2010
(8,294)	3.7051	04/27/2010
(5,974)	3.5905	04/28/2010
(8,861)	3.5700	04/28/2010
(3,796)	3.5971	04/29/2010
3,250*	2.5956	05/01/2010
5,167*	2.4033	05/01/2010
6,500*	2.3999	05/01/2010
130*	2.4070	05/01/2010

* Shares were acquired from Ramius Enterprise Master Fund Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.

CUSIP NO. 30226D106

1,203*	2.4145	05/01/2010
3,250*	2.2572	05/01/2010
21,435*	2.3517	05/01/2010
3,250*	2.3000	05/01/2010
4,564*	2.3314	05/01/2010
3,250*	2.3005	05/01/2010
11,960*	2.2577	05/01/2010
10,790*	2.2170	05/01/2010
3,250*	2.2200	05/01/2010
13,000*	2.2111	05/01/2010
2,990*	2.1045	05/01/2010
6,760*	2.1679	05/01/2010
5,785*	2.0123	05/01/2010
13,000*	2.0804	05/01/2010
885*	2.0081	05/01/2010
6,500*	2.0719	05/01/2010
2,547*	2.1066	05/01/2010
1,196*	2.1099	05/01/2010
416*	2.1100	05/01/2010
2,171*	2.1100	05/01/2010
3,250*	2.3198	05/01/2010
52*	2.1590	05/01/2010
299*	2.1545	05/01/2010
3,250*	2.4287	05/01/2010
3,250*	2.4522	05/01/2010
6,500*	2.4448	05/01/2010
351*	2.5734	05/01/2010
6,799*	2.6207	05/01/2010
2,600*	2.7386	05/01/2010
1,846*	2.5919	05/01/2010
1,950*	2.2801	05/01/2010
3,250*	2.2779	05/01/2010
260*	2.3245	05/01/2010
4,940*	2.3300	05/01/2010
3,265*	2.3504	05/01/2010
11,295*	2.3425	05/01/2010
3,900*	2.2900	05/01/2010
3,302*	2.2913	05/01/2010
12,298*	2.2897	05/01/2010
3,250*	2.2583	05/01/2010
3,250*	2.3200	05/01/2010
13*	2.2946	05/01/2010
2,600*	2.3176	05/01/2010
3,900*	2.2772	05/01/2010
3,276*	2.2168	05/01/2010
2,899*	2.1659	05/01/2010

* Shares were acquired from Ramius Enterprise Master Fund Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.

CUSIP NO. 30226D106

3,211*	2.2736	05/01/2010
8,450*	2.4090	05/01/2010
320,000*	2.7800	05/01/2010
372*	2.3709	05/01/2010
(7,600) #	3.3300	05/01/2010
(19,874)#	3.3300	05/01/2010
(1,026) #	3.3300	05/01/2010
(9,500) #	3.3300	05/01/2010
(9,500) #	3.3300	05/01/2010
(15,170) #	3.3300	05/01/2010
(10,657) #	3.3300	05/01/2010
(796) #	3.3300	05/01/2010
(9,406) #	3.3300	05/01/2010
(18,963) #	3.3300	05/01/2010
(760) #	3.3300	05/01/2010
(9,500) #	3.3300	05/01/2010
(152) #	3.3300	05/01/2010
(874) #	3.3300	05/01/2010
(19,000) #	3.3300	05/01/2010
(1,974) #	3.3300	05/01/2010
(5,700) #	3.3300	05/01/2010
(9,500) #	3.3300	05/01/2010
(14,440) #	3.3300	05/01/2010
(9,546) #	3.3300	05/01/2010
(33,014) #	3.3300	05/01/2010
(11,400) #	3.3300	05/01/2010
(9,652) #	3.3300	05/01/2010
(35,948) #	3.3300	05/01/2010
(9,500) #	3.3300	05/01/2010
(9,500) #	3.3300	05/01/2010
(38) #	3.3300	05/01/2010
(7,600) #	3.3300	05/01/2010
(11,400) #	3.3300	05/01/2010
(9,576) #	3.3300	05/01/2010
(8,474) #	3.3300	05/01/2010
(9,386) #	3.3300	05/01/2010
(24,700) #	3.3300	05/01/2010
(320,000) #	3.3300	05/01/2010
(12,300) #	3.3300	05/01/2010
(15,748)	3.4899	05/03/2010
(7,192)	3.4464	05/04/2010
(1,957)	3.4771	05/05/2010
20	3.0000	05/06/2010

* Shares were acquired from Ramius Enterprise Master Fund Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.

# Shares were transferred to RCG PB, Ltd, an affiliate of Ramius Navigation Master Fund Ltd which does not currently own any Shares of the Issuer, in an exempt transaction.

CUSIP NO. 30226D106

(5,955)	3.1792	05/06/2010
(7,552)	3.3057	05/06/2010
(15,263)	2.9865	05/07/2010
(59,525)	3.1126	05/10/2010
(18,750)	3.1905	05/11/2010
(6,250)	3.1100	05/12/2010
(18,750)	3.1174	05/12/2010
(1,150)	3.0163	05/13/2010
(22,675)	3.0117	05/13/2010
(23,550)	2.9472	05/14/2010
(33,333)	2.8724	05/17/2010
(16,667)	2.8879	05/18/2010
5,000	2.8500	05/19/2010
1,914	2.8808	05/19/2010
3,177	2.8732	05/19/2010
5,000	2.7800	05/20/2010
5,000	2.7828	05/20/2010
420	2.8099	05/20/2010
6,889	2.8116	05/20/2010
2,150	2.7900	05/21/2010
1,680	2.7883	05/21/2010
5,400	2.7911	05/21/2010
10	2.7500	05/24/2010
8,523	2.8469	05/24/2010
5,000	2.7400	05/25/2010
2,500	2.7580	05/25/2010
15,081	2.7637	05/25/2010
2,500	2.8312	05/26/2010
2,500	2.7839	05/26/2010
2,500	2.8561	05/26/2010
5,000	2.9029	05/27/2010
4,105	2.8703	05/28/2010
2,500	2.7500	06/01/2010
8,395	2.8188	06/01/2010
2,000	2.8000	06/02/2010
2,500	2.8438	06/02/2010
2,500	2.8594	06/03/2010
9,745	2.7718	06/07/2010

RAMIUS ENTERPRISE MASTER FUND LTD

(9,634)	3.5646	04/22/2010
(11,555)	3.5714	04/22/2010
(3,308)	3.5962	04/23/2010
(14,442)	3.5888	04/23/2010
(4,474)	3.5572	04/26/2010
(24,914)	3.5314	04/26/2010
(6,732)	3.7051	04/27/2010
(4,848)	3.5905	04/28/2010

CUSIP NO. 30226D106

(7,192)	3.5700	04/28/2010
(3,081)	3.5971	04/29/2010
(3,250)##	3.3300	05/01/2010
(5,167)##	3.3300	05/01/2010
(6,500) ##	3.3300	05/01/2010
(130) ##	3.3300	05/01/2010
(1,203) ##	3.3300	05/01/2010
(3,250) ##	3.3300	05/01/2010
(21,435) ##	3.3300	05/01/2010
(3,250) ##	3.3300	05/01/2010
(4,564) ##	3.3300	05/01/2010
(3,250) ##	3.3300	05/01/2010
(11,960) ##	3.3300	05/01/2010
(10,790) ##	3.3300	05/01/2010
(3,250) ##	3.3300	05/01/2010
(13,000) ##	3.3300	05/01/2010
(2,990) ##	3.3300	05/01/2010
(6,760) ##	3.3300	05/01/2010
(5,785) ##	3.3300	05/01/2010
(13,000) ##	3.3300	05/01/2010
(885) ##	3.3300	05/01/2010
(6,500) ##	3.3300	05/01/2010
(2,547) ##	3.3300	05/01/2010
(1,196) ##	3.3300	05/01/2010
(416) ##	3.3300	05/01/2010
(2,171) ##	3.3300	05/01/2010
(3,250) ##	3.3300	05/01/2010
(52) ##	3.3300	05/01/2010
(299) ##	3.3300	05/01/2010
(3,250) ##	3.3300	05/01/2010
(3,250) ##	3.3300	05/01/2010
(6,500) ##	3.3300	05/01/2010
(351) ##	3.3300	05/01/2010
(6,799) ##	3.3300	05/01/2010
(2,600) ##	3.3300	05/01/2010
(1,846) ##	3.3300	05/01/2010
(1,950) ##	3.3300	05/01/2010
(3,250) ##	3.3300	05/01/2010
(260) ##	3.3300	05/01/2010
(4,940) ##	3.3300	05/01/2010
(3,265) ##	3.3300	05/01/2010
(11,295) ##	3.3300	05/01/2010
(3,900) ##	3.3300	05/01/2010
(3,302) ##	3.3300	05/01/2010
(12,298) ##	3.3300	05/01/2010
(3,250) ##	3.3300	05/01/2010

## Shares were transferred to Ramius Navigation Master Fund Ltd, an affiliate of Ramius Enterprise Master Fund Ltd, in an exempt transaction.

CUSIP NO. 30226D106

(3,250) ##	3.3300	05/01/2010
(13) ##	3.3300	05/01/2010
(2,600) ##	3.3300	05/01/2010
(3,900) ##	3.3300	05/01/2010
(3,276) ##	3.3300	05/01/2010
(2,899) ##	3.3300	05/01/2010
(3,211) ##	3.3300	05/01/2010
(8,450) ##	3.3300	05/01/2010
(320,000) ##	3.3300	05/01/2010
(372) ##	3.3300	05/01/2010

RAMIUS OPTIMUM INVESTMENTS LLC

157	2.7500	06/04/2010
8,793	2.7881	06/04/2010
2,165	2.7533	06/07/2010
260	2.5873	06/08/2010
16,151	2.6527	06/08/2010
1,240	2.5899	06/09/2010
10,260	2.6220	06/09/2010
1,213	2.5862	06/10/2010
8,816	2.6022	06/10/2010
5,700	2.6031	06/10/2010
10,000	2.6187	06/11/2010
10,000	2.7825	06/15/2010
3,914	2.7933	06/16/2010
6,086	2.7879	06/16/2010
2,200	2.8935	06/17/2010
12,800	2.8812	06/17/2010
2,050	3.0145	06/18/2010
7,950	3.0669	06/18/2010
2,500	2.9474	06/21/2010
5,440	2.9293	06/22/2010

## Shares were transferred to Ramius Navigation Master Fund Ltd, an affiliate of Ramius Enterprise Master Fund Ltd, in an exempt transaction.

CUSIP NO. 30226D106

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey M. Solomon Director	Chief Operating Officer of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Mark R. Mitchell Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 30226D106

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chairman of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 30226D106

SCHEDULE D

Directors and Officers of Ramius Navigation Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey C. Smith Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CUSIP NO. 30226D106

SCHEDULE E

Directors and Officers of Cowen Group, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Peter A. Cohen Chairman of the Board and Chief Executive Officer	Chief Executive Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Kevin Kotler Director	Vice Chairman of Gilbert Global Equity Partners	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jules B. Kroll Director	President of JEMKroll Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

David M. Malcolm Director	President and Chief Executive Officer of Cowen and Company	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jerome S. Markowitz Director	Senior Partner at Conifer Securities LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jack H. Nusbaum Director	Chairman of Willkie Farr & Gallagher LLP	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Edoardo Spezzotti Director	Senior Executive Vice President of Unicredit Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	Italy

John E. Toffolon, Jr. Lead Director	Director, Westway Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Christopher A. White Chief of Staff	Chief of Staff of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

CUSIP NO. 30226D106

Joseph R. Wright Director	Senior Advisor to The Chart Group, L.P. and Director of Scientific Games Corporation	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Morgan B. Stark Member of Executive and Operating Committees	Chairman of Ramius LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Thomas W. Strauss Member of Executive and Operating Committees	A Managing Member of C4S & Co., L.L.C	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Stephen A. Lasota Chief Financial Officer	Chief Financial Officer of Ramius LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jeffrey M. Solomon Chief Operating Officer, Chief Strategy Officer, Chairman of the Investment Committee and member of the Operating Committee	A Managing Member of C4S & Co., L.L.C	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States